

Contacts

Alfonso Sales
Methodological Criteria Associate Director
alfonso.sales@hrratings.com

Mauricio Prieto
Methodological Criteria Sr. Analyst
mauricio.prieto@hrratings.com

Pedro Latapí
Chief Credit Officer
pedro.latapi@hrratings.com

This methodology is the exclusive property of HR Ratings and takes effect beginning October 13th, 2020.

Methodology to evaluate the credit quality of hybrid debt instruments and their possible impact on the credit quality of their issuers

Hybrid debt instruments are those that incorporate capital characteristics through their legal documentation. Due to this characteristic, they reflect an incremental credit risk for their issuer, which is typically due to its subordination and because they include mechanisms that allow losses to be absorbed and cash to be held.

This document has two objectives. The first is to describe the process used by HR Ratings to rate hybrid debt instruments, considering both their subordination status and their capacity to absorb losses. Whereas the second objective is to detail the process to incorporate these instruments into the credit evaluation of their issuers.

Description of the Methodology

This methodology details the process applied by HR Ratings to rate hybrid instruments that may be issued mainly by financial Institutions or corporations. For the methodology, a hybrid instrument refers to a debt instrument with characteristics that offer financial flexibility and are commonly associated with the behavior of capital. The different ways in which these characteristics may arise define both the adjustment in the term of *notches* applied to the hybrid instrument in relation to the credit rating of its issuer, as a percentage of the instrument that will be considered debt or capital for its accounting record.

To assign a credit rating to these instruments, the first step consists of establishing the issuer's credit rating because this is the based on which the adjustments in terms notches will be applied. Once the starting point is established, HR Ratings will analyze the subordination and the loss absorption mechanisms present in the instrument in order to detail the credit adjustment to be applied.

The subordination analysis seeks to determine the risk faced by the instrument due to its unfavorable position in the priority of payments and this would affect its credit quality in a stress situation. The loss absorption analysis is based on the consideration of two dimensions, *severity* and *ease of activation,* which capture the additional risk faced by the hybrid instrument through the additional mechanisms that may be established in this legal documentation in order to overcome stress situations.

The methodology also outlines the process with which these instruments are incorporated into the evaluation of the risks of financial institutions and corporations that issue them. The first step consists of determining the composition of these instruments in terms of capital and debt. This process considers the characteristics of the instrument for its classification in accounting as debt or as capital. HR Ratings considers three possible compositions, 0% capital and 100% debt, 50% capital and 50% debt, and 100% capital and 0% debt. Once the composition is determined, these instruments may be included in the quantitative analysis and in the issuers' credit ratings through the effect that they may have on HR Ratings' financial metrics.

General Structure of the methodology

Table 1 shows the general structure of this methodology, both in the manner of determining the credit rating of the hybrid instrument and how the impact of the instrument is included in the issuer's credit rating.

Table 1: Overview of HR Ratings' Methodology

Credit Rating of the Hybrid Instrument

1. Instrument's Subordination

The analysis considers a one notch downgrade starting from the Credit Ratings assigned to the Issuer.

2. Loss Absorption Mechanisms

A. Severity of the Loss Absorption Mechanisms- a label of "low" or "high" is assigned depending on the consequences that said mechanisms could hold over the payment of the debt.

B. Ease of Activation of the Loss Absorption Mechanisms- a label of "low" or "high" is assigned depending on the requirements for activating the mechanisms.

C. Assigning the notching downgrade- according to the labels assigned, HR Ratings will apply a downgrade of up to 2 notches.

Debt-Capital Composition Analysis

1.1. Three possible compositions:

{0% capital, 100% debt}
{50% capital, 50% debt}
{100% capital, 0% debt}

1.2. Factors considered for determining composition

→ The capacity to defer debt service.
→ If debt service deferral is considered a non-payment event.
→ Subordination of the instrument.
→ If the instrument is linked to Cross-Maturity clauses.
→ If the instrument can be converted into shares.
→ If the instrument has a buyback option.
→ If it has a buyback option, the period in which it can be applied.
→ If it has a buyback option, the incentives to be applied.

Source: HR Ratings.

Hybrid Instruments Rating Criteria

As already mentioned, for HR Ratings, these instruments show an incremental risk of default in terms of the risk reflected by the issuer's credit rating. Therefore, the first step in the rating process will always be to establish the issuer's credit rating. The risks identified in this analysis also relate to the hybrid instrument evaluated.



Hybrid Instruments Rating Methodology

The incremental risk of these instruments, which form part of the issuer's debt, will be applied in terms of a downward adjustment in *notches* and typically refers to two concepts: (i) the subordination of instruments in terms of the rest of the debt, and (ii) the loss absorption loss and cash holding clauses. In cases is which credit strength/weakness of the issuer is observed that does not extend to the instrument, an additional adjustment may be applied in term of *notches*.

1) Subordination of Instrument

It is important to clarify that credit analysis of the issuer conducted by HR Ratings considers the payment capacity and intention of the total of the debt obligations. Therefore, on rating a hybrid debt instrument, the process must always begin with the issuer's rating. In this vein, hybrid debt instruments reflect the issuer's credit risk.

The risk due to the subordination of the instrument in relation to the rest of the debt, which refers to its position in the payment priority in the event of a stress situation, will be reflected in its credit rating through a downward adjustment of one *notch* from the issuer's rating. Notwithstanding this, there will be cases in which HR Ratings may not assign an adjustment for the subordination of the instrument. These refer to cases in which it is identified that the issuer shows favorable leverage metrics or a debt structure that mitigates the risk of subordination.

2) Loss Absorption Mechanisms

In general, the rated hybrid instruments have loss absorption loss and cash holding clauses, which increase the instrument's risk of default. These clauses include:

- The capacity to defer debt service payments,
- The capacity to not accumulate deferred payments previously,
- The existence of clauses that permit or oblige the convertibility of the instrument to capital,
- The existence of clauses that write-down the value of the principal permanently.

In the light of existence of any clause of this type, HR Ratings may downgrade the rating in terms of *notches* and in addition to the subordination adjustment. To determine the magnitude of the adjustment for different absorption mechanisms, HR Ratings will analyze two dimensions: the severity and the ease of activation.

a) Severity of the Loss Absorption Mechanisms

Severity may be labeled as "low" or "high", depending on the consequences of the activation of the mechanism may have on the payment of the debt. In cases in which the loss absorption arises through mechanisms such as the cumulative deferral of payments, a "low" level of severity will be assigned because the debt service scheme can be expected to be resumed after a set period.

A "high" severity label refers to cases in which, once the mechanism is activated, a deferral or a partial payment of the outstanding balance is inevitable. As is the case of the capital conversion and principal reduction clauses.

b) Ease of Activation of the Loss Absorption Mechanisms

Moreover, ease of activation refers to how feasible it is to fulfill the conditions necessary to activate the loss absorption mechanisms, and are also labeled ans "low" or "high". For example, in the case that identifies that the activation clauses depend in requirements that are difficult to meet and that once the conditions are fulfilled, the activation shall be at the discretion of the issuer, a "low" label will be assigned.

Otherwise, when it can be identified that the requirements of an activation clause are difficult to meet, and that on fulfilling this condition, the activation will be automatic, a "high" label will be assigned.

Table 2 summarizes the items discussed on this section:

Table 2: Label description by concepts		
Concepts analyzed in the mechanisms	*Baja*	*Alta*
Severity	The loss absorption mechanisms interrupt debt service, but there is no write-down clauses to the value of the principal.	The mechanisms, while activated, represent a total or partial write-down to the value of the debt principal.
Ease of Activation	The requirements for activation are hard to reach; and when they are met, the activation remains under the discretion of the issuer.	The requirements for activation are easy to reach; and when they are met, the activation is automatic.

Source: HR Ratings.

c) Assignment of Adjustment

As already mentioned, faced with the existence of loss absorption mechanisms, a downward adjustment may be applied to the hybrid instrument, in terms of *notches,* with regard to the issuer's rating. The cases in which HR Ratings will apply an adjustment of two *notches* will be when it assigns a "high" label to the severity and the ease of activation of these clauses simultaneously. This is shown in Table 3, below:

Table 3: Adjustments related to loss absorption		
	Low	**High**
Severity — High	-1 *notch*	-2 *notches*
Severity — Low	No Adjustment	-1 *notch*
	Low	*High*
	Ease of Activation	

Source: HR Ratings.



The downward adjustment to two *notches* will only be applied to hybrid instruments whose clauses represent a total or partial reduction of the principal of the debt, whose activation is automatic, and the requirements are easy to meet. Moreover, in cases where it can be identified that the loss absorption mechanisms are not easily activated and that, on doing so, their application may be at the discretion of the issuer, no adjustments will be assigned.

Although the use of the mechanism does not represent a situation of default, in practice the hybrid will cease to function as a debt instrument. In cases in which he activation of the mechanism implies a temporary suspension, but not the cancellation of the debt service, HR Ratings will maintain the rating assigned through the process described in this document and will only update the rating if there is a change in the issuer's credit rating. In cases in which the suspension of payments exceeds the limit set in its legal documentation, an "HR D" will be assigned.

Criteria to Determine the Debt-Capital Composition

The second objective of this methodology is to measure the impact that a hybrid instrument may have on the issuer's credit rating. In this vein, the percentage of the cash drawn-down with these instruments considered capital and the percentage considered as debt must be determined. The IFRS accounting standards allow these hybrid instruments to be recorded as stockholders' equity. This is upheld by IFRS 9 and IAS 32. Once the debt-capital composition is determined, HR Ratings shall make the respective adjustments on the financial metrics relevant to each case.

1) Debt-Capital Composition

Due to the complexity of these instruments, HR Ratings only assigns the debt-capital composition in three ways: {0% capital, 100% debt}, {50% capital, 50% debt} and {100% capital, 0% debt. The characteristics of these compositions are shown as follows:

a) {0% capital, 100% debt}
- The issuer does not have the capacity to defer its debt service;
- The instrument is not subordinated to the issuer's entire debt;
- The instrument has Cross-Maturity events;
- Deferring the payment of the instrument's debt service is considered default;
- The instrument cannot be converted into shares;
- The instrument has a buy back option without a clause that refers to the funds to exercise the option;
- The term for the buyback option is less than five years;
- In the term for the buyback option, the instrument shows an increase in its interest rate or any other incentive to exercise the option.

b) {50% capital, 50% debt}
- The issuer has the capacity to defer interest;
- The instrument is subordinated to the issuer's entire debt;
- The instrument does not have Cross-Maturity events;
- Deferring the payment of the instrument's debt service is considered as an event of default;
- The instrument has optional conversion to shares or is not convertible;
- The instrument has a buy back option without a clause that refers to the funds to exercise the option;
- The term for the buyback option is at least five years;


- The buyback option may have incentives for its exercise, in particular the potential increase in the interest rate will be measured.

c) {100% capital, 0% debt}
- The issuer has the capacity to defer interest;
- The instrument is subordinated to the issuer's entire debt;
- The instrument does not have Cross-Maturity events;
- Deferring the payment of the instrument's debt service is considered as an event of default;
- The instrument has an obligatory conversion to shares;
- The instrument does not have a buy back option, or its buy back option includes a clause that indicates that it must be substituted for a comparable instrument or by the capital contribution;
- If applicable, the term for the buyback option is greater than five years;
- If applicable, the instrument will not have incentives to exercise the buy back.

HR Ratings recognizes that it is difficult for any instrument to comply fully with the aspects described in each composition; therefore, the factors presented in each hybrid instrument must be weighted and the composition assigned must be justified in the issuer's analysis report.



Appendix: The General Overview of the Methodology

A. Assigning a Credit Rating to the Hybrid Instrument

First Step: To identify the credit rating of the issuer, that will be the starting point for applying downgrade adjustments to the credit rating of the hybrid instrument.

Second Step: Applying a one notch downgrade to the instrument based on its subordination. The notch downgrade will not be assigned if the issuer shows low debt levels or if its debt structure mitigates the risk of subordination.

Third Step: Apply an adjustment of up to two notches based on the *severity* and *ease of activation* of the loss absorption mechanisms incorporated. This adjustment will be applied based on a system of labels for each concept.

The Assignment of the Adjustment in the Third Step

Severity	***High***	-1 *notch*	-2 *notches*
	Low	No adjustments	-1 *notch*
		Low	***High***
		Ease of Activation	

Severity of the Mechanism:

When the loss absorption mechanisms are activated, is there a partial or total write-down of the debt principal.

Ease of Activation of the Mechanism:

It evaluates the ease to comply with the requirements to activate the mechanisms, and if met, if the activation is optional or automatic.

B. Assignment of the Debt - Capital Composition (Three Options)

a) {0% capital, 100% debt}

→ The issuer does not have the capacity to defer its debt service;
→ The instrument is not subordinated to the issuer's entire debt;
→ The instrument has Cross-Maturity events;
→ Deferring the payment of the instrument's debt service is considered default;
→ The instrument cannot be converted into shares;
→ The instrument has a buy back option without a clause that refers to the funds to exercise the option;
→ The term for the buyback option is less than five years;
→ In the term for the buyback option, the instrument shows an increase in its interest rate or any other incentive to exercise the option.

b) {50% capital, 50% debt}

→ The issuer has the capacity to defer interest;
→ The instrument is subordinated to the issuer's entire debt;
→ The instrument does not have Cross-Maturity events;
→ Deferring the payment of the instrument's debt service is considered as an event of default;
→ The instrument has optional conversion to shares or is not convertible;
→ The instrument has a buy back option without a clause that refers to the funds to exercise the option;
→ The term for the buyback option is at least five years;
→ The buyback option may have incentives for its exercise, in particular the potential increase in the interest rate will be measured.

c) {100% capital, 0% debt}

→ The issuer has the capacity to defer interest;
→ The instrument is subordinated to the issuer's entire debt;
→ The instrument does not have Cross-Maturity events;
→ Deferring the payment of the instrument's debt service is considered as an event of default;
→ The instrument has an obligatory conversion to shares;
→ The instrument does not have a buy back option, or its buy back option includes a clause that indicates that it must be substituted for a comparable instrument or by the capital contribution;
→ If applicable, the term for the buyback option is greater than five years;
→ If applicable, the instrument will not have incentives to exercise the buy back.

Source: HR Ratings.



Mexico: Guillermo González Camarena 1200, Piso 10 & 12, Colonia Centro de Ciudad Santa Fe, Alcaldía Álvaro Obregón, México, CDMX., CP 01210, Tel (55) 1500 3130. United States: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

HR Ratings de México, S.A. de C.V. (HR Ratings), is a securities rating agency authorized by the National Banking and Securities Commission (CNBV), registered with the Securities and Exchange Commission (SEC) as a Nationally Recognized Statistical Rating Organization (NRSRO) for public finance, corporate and financial institutions' assets, as described in clause (v) of Section 3(a)(62)(A) of the U.S. Securities Exchange Act of 1934 and certified as a Credit Rating Agency (CRA) by the European Securities and Markets Authority (ESMA).

The ratings and opinions of HR Ratings de México S.A. de C.V. (HR Ratings) are opinions on the credit quality and/or asset management capacity or relative to the performance of the tasks focused on complying with the corporate purpose by issuers and other entities or sectors. Said ratings and opinions are based exclusively on the characteristics of the entity, issue and/or transaction, regardless of any business activity by and between HR Ratings and the entity or issuer. The ratings and/or opinions granted are issued on behalf of HR Ratings and not of its management or technical staff and do not constitute recommendations to purchase, sell or hold any instrument or perform any type of business, investment or transaction. In addition, said ratings and/or opinions may be subject to updates at any time in accordance with HR Ratings' ratings methodologies, pursuant to the terms of section II and/or III, as applicable, of Article 7 of the "General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market".

HR Ratings bases its ratings and/or opinions on information obtained from sources considered to be accurate and reliable. However, HR Ratings does to validate, guarantee or certify the accuracy, precision or entirety of any information and is not liable for any error or omission or for the results obtained from the use of said information. Most of the debt instrument issuers rated by HR Ratings have paid a credit rating fee based on the amount and type of the issue. The advantage of the instrument or the solvency of the issuer and, if applicable, the opinion of the capacity of an entity in terms of the management of assets and the performance of its corporate purpose may be modified, which will affect, as applicable, the upgrade or downgrade of the rating, without this implying any liability whatsoever for HR Ratings. HR Ratings issues its ratings and/or opinions in an ethical manner and in accordance with sound market practices and the applicable standards provided on its web page www.hrratings.com, where documents such as the Code of Conduct, the ratings methodologies or criteria and current ratings can be consulted.

The ratings and/or opinions issued by HR Ratings consider an analysis of the relative credit quality of an entity, issuer and/or issue; therefore, they do not necessarily reflect a statistical probability of default on payment, this being understood as the impossibility or the lack of will of an entity or issuer to perform its contractual payment obligations. Creditors and/or holders may then be forced to take measures to recover their investments, which may even include restructuring the debt due to the stress situation faced by the debtor. Notwithstanding the foregoing, to grant greater validity to our credit quality opinions, our methodology considers stress scenarios as a complement to the analysis prepared on a base scenario. The fees paid to HR Ratings by issuers generally vary from US$1,000 to US$1,000,000 (or the equivalent in local currency) per issue. In some cases, HR Ratings will rate all or some of the issues of a particular issuer for an annual fee. The annual fees are expected to vary between US$5,000 and US$2,000,000 (or the equivalent in local currency).


METHODOLOGIES

Current versions of previously sent methodologies

	Methodology	
1	Methodology for the Evaluation of Charter School Debt *(Long Term and Short Term Global Rating Scales)*.	https://www.hrratings.com/docs/metodologia/New%20Charter%20Schools%20Methodology%20R.pdf
2	General Methodological Criteria.	https://www.hrratings.com/docs/metodologia/GMC%20March%202019.pdf
3	Methodology for Public Finances: Unsecured Debt Ratings for Mexican Municipalities Methodology Addendum *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/Adenda_Deuda_Quirografaria_Municipios%20English%20Final.pdf
4	HR Ratings' Corporate Debt Credit Risk Evaluation *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/Corporate%20Debt%20Credit%20Risk%20Evaluation%20Final.pdf
5	Public Finance Methodology Unsecured Rating for Mexican States *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/Unsecured%20Rating%20for%20Mexican%20States.pdf
6	U.S. State Government General Obligations Methodology Addendum *(Long Term and Short Term Global Rating Scales)*.	https://www.hrratings.com/docs/metodologia/General%20Obligation%20States%20Methodology%20March%202014_final.pdf
7	Sovereign Debt Methodology *(Long Term and Short Term Global Rating Scales)*.	https://www.hrratings.com/docs/metodologia/0Sovereign%20Debt%20Methodology.pdf
8	U.S Local Government General Obligations Methodology *(Long Term and Short Term Global Rating Scales)*.	https://www.hrratings.com/docs/metodologia/General%20Obligation%20Methodology%20Nov2013_final.pdf
9	Methodology for Infrastructure *(Structured Finance Rating Scale)*.	https://www.hrratings.com/docs/metodologia/0Metodologia%20para%20Infraestructura%20(eng)%20limpio1.pdf
10	Rating Methodology for Banks *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/3.2.1.%20Banks.pdf
11	Addendum - Rating Methodology for Subordinated Debt *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/3.2.2.%20Rating%20Methodology%20for%20Subordinated%20Debt.pdf
12	Rating Methodology for Non-Bank Financial Institutions *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/3.2.3.%20Non%20Bank.pdf
13	Addendum - Rating Methodology for Credit Unions *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/3.2.4.%20Rating%20Methodology%20for%20Credit%20Unions.pdf
14	Addendum - Rating Methodology for Leasing Agents *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/3.2.5.%20Leasing%20Agents.pdf
15	Rating Methodology for Brokerage Firms *(Long Term and Short Term Local Rating Scales)*.	https://www.hrratings.com/docs/metodologia/3.2.6.%20Brokerage%20Firms.pdf



16	Rating Methodology for Investment Funds *(Credit and Market Rating).*	https://www.hrratings.com/docs/metodologia/Investment%20Funds%20Methodology%202019.pdf
17	Addendum – Rating Methodology for Bonded Warehouses (*Long Term and Short Term Local Rating Scales).*	https://www.hrratings.com/docs/metodologia/HR290816NP%208.%20Adendum%20AGD3%20(eng).pdf
18	Partial Guarantees for Structured and Unsecure Debt Issues .	https://www.hrratings.com/docs/metodologia/Partial%20Guarantees%20Methodology.pdf
19	Rating Methodology for Water Operating Agencies (Debt Evaluation Methodology for Mexican Entities).	https://www.hrratings.com/docs/metodologia/Mexican%20Water%20Operating%20Agencies%20Methodology.pdf
20	Special-Tax Bonds Methodology (Methodology for Municipal Entities of the United States of America).	https://www.hrratings.com/docs/metodologia/Special-Tax%20Bonds%20Methodology%20(MP).pdf
21	Structured Debt of Mexican Municipalities: Addendum to the Federal-Transfers Backed Debt Methodology.	https://www.hrratings.com/docs/metodologia/Federal%20Transfers%20Backed%20Debt%20Addendum%20(Municipalities).pdf
22	Structured Debt of Mexican States: Federal-Transfers Backed Debt Methodology.	https://www.hrratings.com/docs/metodologia/Federal%20Transfers%20Backed%20Debt%20Methodology%20(States).pdf
23	Structured Debt of Subnational Entities and OPDs Addendum to the Own-Revenue Backed Debt Methodology.	https://www.hrratings.com/docs/metodologia/Own-Revenues%20Backed%20Debt%20Addendum%20(States%20and%20Municipalities).pdf

New Methodology

24	Hybrid Instruments Rating Methodology	https://www.hrratings.com/docs/metodologia/Hybrid%20Instruments%20Credit%20Methodology.pdf


<hr>

MODELS

Current versions of qualitative and quantitative Models

a) **Banks / SOFIPOS / SOCAPS Model**

- *Version:* 2
- *File Name: Bancos (Entidad_Año).Jul.20*
- *Approved (Model):* July 15, 2020.
- *Methodology:* Methodology for Rating Banks, May 2009.
- *Approved (Methodology):* March 14, 2018.
- *Developed by:* HR

Description: The model identifies the principal risk indicators within each category of credit risk affecting the entity evaluated; both those that are inherit to the entity and those arising from external factors. Regarding the ability to pay, the principal sources of risk are identified that could cause delay and even default on the settlement of any liability.

b) **IFNBs / Credit Unions / Leasing Companies Model**

- *Version: 2*
- *File Names: IFNB_(Entidad_Año).Jul.20*
- *Approved (Model): July 15, 2020.*
- *Methodology: Rating Methodology for Non-Bank Financial Institutions, May 2009. Rating Methodology for Financial Leasing Agents and Pure Leasing Agents, January 2010. Rating Methodology for Bonded Warehouses, March 2010. Rating Methodology for Credit Unions, August 2011.*
- *Approved by HR: March 14,2018.*
- *Developed by: HR*

Description: The model explains the principal risk factors present in these entities. Starting from the business model. Its purpose is to justify and give a different weighting to the qualitative and quantitative risk factors for the assignment of the rating by HR Ratings. Among the most important quantitative factors to consider are the historic and projected financial statements and the analysis of the operating efficiency

c) **Brokerage Firms Model**

- *Version: 2*
- *File Name: Casa de Bolsa (Entidad_Año).Jul.20*
- *Approved (Model): July 15, 2020.*
- *Methodology: Rating Methodology for Brokerage Firms, June 2009.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model identifies the principal risk indicators within each category of credit risk affecting the firm evaluated; both those that are inherit to the entity and those arising from external factors. Regarding the ability to pay, the principal sources of risk are identified that could cause delay and even default on the settlement of any liability.

d) **Investment Funds Model – SIID.**

- *Version: 2*
- *File Name: Calculadora de Fondos de Inversión (Fondo_Año).Jul.20*
- *Approved (Model): July 15, 2020.*
- *Methodology: Rating Methodology for Investment Funds, May 2019.*
- *Approved (Methodology): February 2019.*
- *Developed by: HR*


Description: This model has two principal aspects: Credit Risk and Market Risk. Credit Risk is based on the credit quality of the assets that form the portfolio of the mutual fund, while Market Risk measures movements in the valuation of the fund because of changes in market interest rates and other variables, such as the exchange rate, inflation, and market volatility. The methodology incorporates a secondary aspect, the evaluation of the Management Quality of the fund for both ratings.

e)   Pure Leasing Companies Model

- *Version: 2*
- *File Name: Arrendadoras Puras (Entidad_Año).Jul.20*
- *Approved (Model): July 15, 2020.*
- *Methodology: Rating Methodology for Financial Leasing Agents and Pure Leasing Agents, January 2010.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model is based upon quantitative and qualitative factors that evaluates credit risks such as the possibility that the entity will be unable to collect future rents or leasing contracts and the lessor will not be able to recover the asset in a timely manner. So, it analyses the tools and processes used to collect the financial income earned and recover the leased product.

f)   Models used for Sovereign Debt

- *Version: 2*
- *File Name: Sovereign Debt (Country_Year).Jul.20*
- *Approved (Model): July 15, 2020.*
- *Methodology: Sovereign Debt Methodology, May 19, 2017.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model is based upon the interaction of four analytic dimensions that represent economic growth, fiscal accounts, monetary policy and external accounts. The model also accounts for metrics that evaluate the institutional quality of the sovereign. The model uses HR Ratings forecasts for both a base and a stress model. It also incorporates data from the IMF, the World Bank and the UN.

g)   Models used for Mexican General Obligation ratings

1.   States

- *Version:* 2
- *File Name: Estados (Entidad_Año).Jul.20*
- *Approved (Model): July 15, 2020.*
- *Methodology:* Rating Methodology for Unsecured Risk for Mexican States, July 31, 2014.
- *Approved (Methodology):* March 14,2018.
- *Developed by:* HR

Description: The model accounts for fiscal metrics, debt metrics and debt servicing metrics. Most of them as a percent of unrestricted revenues, that discounts transfers to the municipalities and revenue sharing obligations compromised for structured debt servicing. The methodology also accounts for qualitative factors such as contingent liabilities, credit history, liquidity and former willingness to pay.

2.   Municipalities

- *Version: 2*
- *File Name: Municipios (Entidad_Año).Jul.20*


- *Approved (Model): July 15, 2020.*
- *Methodology: Unsecured Risk Evaluation for Municipalities, July 31, 2015.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The model accounts for fiscal metrics, debt metrics and debt servicing metrics. Most of them as a percent of unrestricted revenues, that discounts revenue sharing obligations compromised for structured debt servicing. The methodology also accounts for qualitative factors such as contingent liabilities, credit history, liquidity and former willingness to pay.

h) Models used for U.S. General Obligations Ratings

1. Local Governments

- Version: 1
- File Name: *GOLocal_Blank*
- Approved (Model): November 27, 2013.
- Methodology: U.S. Local Government General Obligations Methodology, November 27, 2013.
- Approved (Methodology): *March 14,2018.*
- Developed by: HR

Description: The model is based upon the General Obligation Quantitative Risk Model which accounts for the financial balance, the primary balance, debt metrics and debt servicing metrics, all as share of total revenues or unrestricted revenues. These metrics are projected for both a base and a stress scenario. The qualitative considerations account for a liquidity analysis, a general fund analysis, pensions liabilities, state regulation and support, among others.

2. States

- Version: 1
- File Name: *GOStates_Blank*
- Approved (Model): March 28, 2014.
- Methodology: U.S. State Government General Obligations Methodology (Addendum to Methodology), March 28, 2014.
- Approved (Methodology): March 14,2018.
- Developed by: HR

Description: The model is based upon the General Obligation Quantitative Risk Model which accounts for the financial balance, the primary balance, debt metrics and debt servicing metrics, all as share of total revenues or unrestricted revenues. These metrics are projected for both a base and a stress scenario. The qualitative considerations account for a liquidity analysis, a general fund analysis, pensions liabilities, business type activities, among others.

i) Models used for Corporate Debt Ratings

- *Version: 2*
- *File Name: Corporativos (Entidad_Año).July.20*
- *Approved (Model): July 15, 2020.*
- *Methodology: Corporate Debt Credit Risk Evaluation Methodology, May 21, 2014.*
- *Approved by HR: March 14,2018.*
- *Developed by: HR*

Description: The model is based upon four metrics that are derived from the entity's financial statements. First the DSCR derived from the entity's period flows, then the same coefficient but adding the cash reserves to the numerator.


The third measures the years required for the entity to serve its debt. And the last one measures the value of their marketable assets as a percent of the entity's total liabilities. Qualitative considerations are incorporated to account for industry risks.

j) Models used for Charter Schools ratings

- *Version: 1*
- *File Name: Charters_Blank*
- *Approved (Model): February 13, 2015.*
- *Methodology: Charter Schools Credit Risk Evaluation Methodology, February 13, 2015.*
- *Approved (Methodology): March 14,2018.*
- *Developed by: HR*

Description: The Charter Schools quantitative model is based upon the corporate debt methodology. However, the qualitative analysis accounts for the specific states laws regarding the permissions to operate and the ADA (Average Daily Attendance) and the WADA (Weighted Average Daily Attendance) upon which the state transfers are condition.

k) Models used for Rating for Debt backed by the operation of highways, toll ways and bridges.

- Version: 2
- File Name: *Concesion_Peaje (Proyecto_Año).Jul.20*
- Approved (Model): *July 15. 2020.*
- Methodology: Methodology for Infrastructure, November 6, 2015.
- Approved (Methodology): *March 14,2018*.
- Developed by: HR

Description: The model is based upon the TEA rate which accounts for the stress the revenues from users' fees can withstand without the DSCR dropping below one throughout the debt structure. The methodology also incorporates demand risks derived from economic performance of the region around the project and for diverse risks that can affect maintenance cost.

l) Models used for Water Operating Agencies for Mexican entities

- Version: 1
- File Name: *OOA (Entidad_Año).Jul.20*
- Approved (Model): *July 15, 2020*
- Methodology: Water Operating Agencies: Debt Evaluation Methodology for Mexican Entities July 2019
- Approved (Methodology): July 2019
- Developed by: HR

Description: This model has two principal aspects: The operating metrics of the WOA, that measure efficiency in terms of charging customers and delivering water to residences, industrial complex or local business. The second aspect measures the financial performance of the WOA based on coverage metrics, the years that would take the free cash flow to cover the debt net and the weight of non-debt liabilities.

m) Models used for Ratings of Partial Guarantees

1. Infrastructure

- Version: 1
- File Name: *Garantías Parciales_Infraestructura (Entidad_Año).Jul.20*
- Approved (Model): *July 15, 2020.*


- Methodology: Partial Guarantees for Structured and Unsecured Debt Issues: Debt Methodology.
- Approved (Methodology): March 2019.
- Developed by: HR

2. Unsecured

- Version: 1
- File Name: *Garantías Parciales_Quirografarias (Entidad_Año).Jul.20*
- Approved (Model): March 2019.
- Methodology: Partial Guarantees for Structured and Unsecured Debt Issues: Debt Methodology.
- Approved (Methodology): March 2019.
- Developed by: HR

Description: For infrastructure, the partial guarantees model measures the average number of debt services that could be paid by using the guarantee, providing strength in terms of liquidity. Depending on the estimated average, certain number of notches will be awarded to the rating. For unsecured ratings, the model measures the percentage of the outstanding debt covered by the guarantee; however, the model controls for the Credit Rating of the entity providing the guarantee. According to certain values of coverage, notches will be awarded to the rating.

n) Model used for Rating Special-Tax Bonds of U.S.A. Local Entities

- Version: 1
- File Name: Special-Taxes Model (Entity_Bond).*Jul.20*
- Approved (Model): *July 15, 2020*
- Methodology: Special-Tax Bonds Methodology.
- Approved Methodology: April 2020.
- Developed by: HR Ratings

Description: The model rates Special-Tax Bonds of U.S.A. Local entities with four set of key factors. The first one consists in an economic analysis of the elasticities of the taxed goods & services, and the concentration and strength of the tax base. The second set studies de historical performance of the trend and volatility of the pledge. The third set measures two coverage metrics and the fourth the Additional Bond Test and the Debt Service Reserve Fund requirements. Lastly, the model allows qualitative adjustments based on very specific factors and limited by concepts.

o) Models used for Mexican Structured Credit ratings

1. States and municipalities (Federal Income)

- Version: 2
- File Name: *Producto Estructurado (Entidad_Banco_Clave).Sep.20*
- Approved (Model): August 5, 2020*.*
- File Name: Programa Especial FEFOM
- Methodologies: Structured Debt of Mexican States: Federal-Transfers Backed Debt Methodology (September 2020); Structured Debt of Mexican Municipalities: Addendum to the Federal-Transfers Backed Debt Methodology (September 2020).
- Approved (Methodology): August 5, 2020.
- *Developed by: HR*



Description: The model is based upon the relationship of the Mexican economic growth and the revenue sharing obligations ("Ramo" 28) that the Federal Government transfers to the states and municipalities. Given an estimated income from said transfers, the minimum DSCR is determined along the debt structure. The revenues will be stressed through a TOE rate that will ultimately reduce the DSCR (always above one) in a critical period in such a way that the reserve funds can be reestablished in a previously determined post-critical period.

2. **Municipalities (Own income, FEFOM)**

   - Version: 2
   - File Name: *PE Programa Especial FEFOM (Entidad_Banco_Clave).Sep.20*
   - Approved (Model): August 5, 2020*.*
   - Methodology: Structured Debt of Subnational Entities and OPDs: Addendum to the Own-Revenue Backed Debt Methodology (September 2020)
   - Approved (Methodology): August 5, 2020*.*
   - Developed by: HR

Description: The model is also based upon the TOE rate and the capacity of the revenues to reestablish the reserve funds in the post-critical period. However, in this methodology, the ability to successfully isolate the source of revenue from the entity through a trust fund is of major importance.